 Wonder Auto Technology, Inc.
No. 56 Lingxi Street
Taihe District
Jinzhou City, Liaoning
People’s Republic of China, 121013
May 11, 2007

VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Wonder Auto Technology, Inc.
Request to Withdraw Post-Effective Amendment No. 1 to S-1 filed May 7, 2007 (File No. 333-135250)

Ladies and Gentlemen:

Wonder Auto Technology, Inc., a Nevada corporation (the “Registrant”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended, the withdrawal of the Post-Effective Amendment to the Registration Statement on Form S-1 (“Post-Effective Amendment) filed on May 7, 2007 (File No. 333-135250). The filing was miscoded in EDGAR as an “S-1/A” instead of the proper coding of a “POS AM”. A proper Post-Effective Amendment was filed on May 10, 2007.

None of the Registrant’s securities were sold pursuant to the Post-Effective Amendment.

Sincerely, WONDER AUTO TECHNOLOGY, INC.
By:	/s/ Qingjie Zhao
CEO and President
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